 Exhibit (a)(5)
February 22, 2018
Dear Stockholder,
On February 12, 2018 Comrit Investments 1, Limited Partnership (“Comrit”) filed an amended Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) extending the expiration date and increasing the offer price for its tender offer (the “Amended Comrit Offer”) to purchase up to 1,600,000 shares of common stock of American Realty Capital New York City REIT, Inc. (the “Company”) at a revised price equal to $16.02 per share in cash, increased from $14.68. The Amended Comrit Offer, unless extended, will expire on March 20, 2018, extended from March 6, 2018. Please note that Comrit is not affiliated with the Company or its advisor.
In response to the Amended Comrit Offer, the Company amended its tender offer (the “Amended Company Offer”) on February 22, 2018 to (i) increase the purchase price per share from $15.50 to $17.03 per share, (ii) decrease the total number of shares the Company is offering to purchase from 1,935,484 to 1,600,000 and (iii) extend the expiration date of the offer from March 6, 2018 to March 20, 2018. The Amended Company Offer is at a higher price than the Amended Comrit Offer. As with the original Comrit Offer the Amended Comrit Offer discloses the fact that Comrit will pay third parties a total of 7.5% of the purchase price of the tendered shares, including a 5% commission paid to Independent Financial Group, a broker dealer, on the purchase price of each share tendered.
The Company will not pay any fees or commissions to brokers, dealers or other persons (other than to DST Systems, Inc., the Depositary, Paying Agent and Information Agent) for soliciting tenders of shares pursuant to the Company Offer. The Company will provide, when applicable, tax reporting, including cost basis information, for shares tendered in the Amended Company Offer. The Company and its transfer agent cannot guarantee similar information will be provided for shares tendered in the Amended Comrit Offer.
Enclosed with this letter is an updated Letter of Transmittal. Available upon request are copies of the Amended Offer to Purchase, the Letter of Transmittal, the amended Solicitation/Recommendation Statement on Schedule 14D-9/A, all as filed with the SEC on February 22, 2018 (the “Amended Schedule 14D-9”) in response to the Amended Comrit Offer. On February 6, 2018 we mailed you materials related to the original Company Offer. The material related to the Amended Company Offer differs materially only with respect to the offer price, number of shares the Company is offering to purchase and the expiration date. If you have previously tendered your Shares in connection with the original Company Offer, and you do not wish to withdraw the tender of all or any portion of those Shares, you do not need to take any further action. Any Shares previously tendered into the original Company Offer will now be deemed to have been tendered at $17.03 per Share. Unless extended or withdrawn, the Amended Company Offer will expire at 11:59 p.m., Eastern Time on March 20, 2018. Upon expiration, payment for the shares accepted for purchase in the Amended Company Offer will occur promptly in accordance with applicable law.
The Company’s board of directors (the “Board”) has evaluated the terms of both amended offers and notes that, although the Amended Company Offer is at a higher price than the Amended Comrit Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of  $20.26 per share as of June 30, 2017, which was approved by the Board. The price of the Amended Comrit Offer is 21% less than Estimated Per-Share NAV, and the price of the Amended Company Offer is 16% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated October 27, 2017 filed with the SEC.

Although the Amended Company Offer is superior to the Amended Comrit Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Amended Company Offer or the lower Comrit Offer.
If you do not wish to tender shares in the Amended Company Offer or the Amended Comrit Offer, simply do not respond.
The Board notes that each stockholder must evaluate whether to tender his or her Shares only after a review of the Amended Comrit Offer and the Amended Company Offer and the various factors discussed or noted in the offer materials. In doing so, the Company encourages you to read carefully the Schedule 14D-9, the Amended Offer to Purchase, the Letter of Transmittal and other materials relating to the Amended Company Offer. These materials also contain information as to how to properly tender your shares in the Amended Company Offer. Questions and requests for assistance or requests for additional copies of the Amended Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (866) 902-0063. The Company will promptly furnish to stockholders additional copies of the materials at the Company’s expense.
We appreciate your trust in the Company and the Board and thank you for your continued support.
Sincerely,
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer,
President and Secretary